SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number: 333-09470
_____________________________________

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO HOLDING COMPANY
(Translation of Registrant’s name into English)

Av. Doutor Chucri Zaidan, 860
04583-110—São Paulo, SP, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

VIVO PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

Item
1.	Notice to shareholders of Vivo Participações S.A. regarding the date change of its General Shareholders’ Meeting to be held on November 13, 2009 instead of November 3, 2009
2.	Call Notice to Extraordinary General Shareholders’ Meeting of Vivo Participações S.A.

VIVO PARTICIPAÇÕES S.A.
CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2
Publicly-held company with authorized capital

NOTICE TO THE SHAREHOLDERS

We hereby inform the shareholders that, with respect to the General Shareholders’ Meeting of Vivo Participações S.A. (the “Company”) scheduled on November 03, 2009 at 2:00 p.m., the management of the Company has decided, in order to assess the terms and conditions of the merger of Telemig Celular Participações S.A. into the Company as described in the Notice of Material Fact published on October 13, 2009, to postpone the date of the meeting to November 13, 2009 at 2:00 p.m., since the regulatory procedures related to such restructuring are still in process.

We also hereby announce that the call notice for the General Shareholders’ Meeting was released today.  The notice contained information regarding the new meeting date and the same agenda contained in the call notice that was previously published.

São Paulo, October 29, 2009.

Cristiane Barretto Sales
Investor Relations Officer

VIVO PARTICIPAÇÕES S.A.
CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2
Publicly-held company with authorized capital

Extraordinary General Shareholders’ Meeting
Call Notice

The shareholders are hereby summoned to attend the Extraordinary General Shareholders’ Meeting of the Company to be held at 2 p.m. on November 13, 2009, at the headquarters of Vivo Participações S.A. (the “Company”), located at Av. Roque Petroni Junior, 1464, ground-floor, Auditorium, Morumbi, in City of São Paulo, State of São Paulo, in accordance with the Notice of Material Fact published on October 13, 2009 (“Notice of Material Fact”), in order to resolve the following items on the agenda:

(a)           to analyze and assess the Protocol and Instrument of Justification (“Protocol”) of the Merger of Telemig Celular Participações S.A. (“TCP”) into the Company executed by and among the management of the Company and of TCP;

(b)           to acknowledge and ratify the Company’s and TCP’s management decision to retain the independent company, Ernst & Young Auditores Independentes SS., responsible for developing the accounting valuation report of the net worth of TCP that is to be transferred to the Company;

(c)           to analyze and approve the appraisal report referred in item (b) above;

(d)           to analyze and approve the merger of TCP into the Company and the implementation of such merger;

(e)           to analyze and approve the creation of the new office of Resources Vice-President, and the consequent amendment to the caput of Article 20 and the inclusion of item VII in Article 23 of the Company’s Bylaws; and

(f)           to restate the Bylaws of the Company.

GENERAL INSTRUCTIONS

(a)           the powers of attorney granted for representation of the shareholders of the Company who wish to take part in the General Meeting shall be deposited at the Company’s headquarters, located at Av. Roque Petroni Junior, 1464, 3rd floor, B side, Corporate Matters Division, up to 48 hours before the Shareholders’ Meeting takes place;

(b)           each shareholder that is part of the Fungible Custody of Registered Shares of the Stock Exchange and that intends to attend this meeting shall deliver a statement containing its corresponding equity interest, dated up to 48 hours before the meeting takes place; and

(c)           the documents and proposals related to the agenda of the General Meeting called hereby are available to the shareholders in the address mentioned in item “a” of these General Instructions and are also available on the Investors’ Relations website and the BM&FBOVESPA website.

São Paulo/SP, October 29th, 2009.

Luis Miguel Gilpérez López
President of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIVO PARTICIPAÇÕES S.A.

Date:	October 30, 2009	By:	/s/ Cristiane Barretto Sales
			Name:	Cristiane Barretto Sales
			Title:	Investor Relations Officer